EXHIBIT 99.1

DeFi Technologies to Enter RWA Space with Launch of Regulated, Bank-Issued Stablecoin in Partnership with Fire Labs; Kraken Joins as Strategic Integration Partner

•	Strategic Joint Venture to Launch Regulated Stablecoin: DeFi Technologies has entered into a joint venture and made a lead equity investment in Fire Labs, a stablecoin infrastructure provider backed by America First Technology ("AFT"). This partnership marks DeFi Technologies' entry into the Real-World Asset ("RWA") sector through the development of a fully regulated, USD-backed stablecoin issued directly by a U.S. chartered bank.
•	Kraken Integration to Accelerate Institutional Access: To support secure and scalable adoption, Fire Labs will integrate with Kraken Embed - Kraken's modular crypto infrastructure platform - enabling seamless, regulated access to the stablecoin within institutional and enterprise platforms.
•	GENIUS Act Momentum: The initiative aligns with growing regulatory support in the U.S., including the pending GENIUS Act - a bipartisan bill advancing through Congress to establish a clear federal framework for fiat-backed stablecoins issued by regulated institutions.
•	Overcollateralized Infrastructure and Revenue Model: Fire Labs' stablecoin will be backed by 105% reserves, exceeding regulatory requirements to ensure stability and trust. A companion yield-bearing token will offer compliant, bank-backed returns tailored for institutional investors. DeFi Technologies will generate revenue through trading fees, yield participation, and broader integration across its business lines.
•	Minority Investment in AFT: DeFi Technologies has also completed a minority 19.5% investment in CH Technical Solutions SA, operating as AFT.

TORONTO, May 20, 2025 /CNW/ - DeFi Technologies Inc. (the "Company" or "DeFi Technologies") (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B), a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"), is pleased to announce a strategic joint venture and foundational equity investment in Fire Labs, Inc. ("Fire Labs"), a next-generation stablecoin infrastructure provider incubated and backed by America First Technology ("AFT"). As part of the initiative, Fire Labs will integrate with Kraken Embed, the institutional crypto infrastructure platform from Kraken, to support secure and scalable adoption of its regulated, bank-issued stablecoin.

This partnership marks DeFi Technologies' strategic entry into the rapidly expanding Real-World Asset ("RWA") sector, underpinned by a foundational investment in Fire Labs, a pioneer in digital asset and stablecoin infrastructure, and its backer, AFT.

Pioneering a Regulated Stablecoin

Amid heightened market volatility and rising demand for secure digital assets, DeFi Technologies is positioned to support Fire Labs' global rollout of a fully regulated, bank-issued stablecoin. Through its subsidiaries, DeFi will help bring to market one of the world's first USD-backed stablecoins issued directly by a U.S. chartered bank.

The launch comes at a pivotal time in U.S. regulatory development. In early 2025, the U.S. Senate Banking Committee advanced the GENIUS Act (Guiding and Establishing National Innovation for U.S. Stablecoins Act), a bipartisan bill aimed at establishing a comprehensive federal framework for fiat-backed stablecoins. The proposed legislation seeks to promote market stability, transparency, and consumer protection, underscoring the importance of robust, regulated stablecoin models like Fire Labs'.

Key features of Fire Labs' stablecoin infrastructure include:

•	Overcollateralization: Backed by a 105% reserve ratio, well above typical regulatory thresholds, offering enhanced security and credibility.
•	Yield-Bearing Token: A companion token will allow institutions and users to earn yield backed by the issuing bank's capital, while remaining fully compliant with regulatory standards.
•	Revenue Generation: DeFi Technologies will generate revenue through trading fees, yield participation, and broader integration across its business lines.

This next-generation infrastructure is built to support the evolving demands of the digital asset economy, with applications spanning RWA tokenization, cross-border payments, and crypto-native fixed income solutions.

A Transformative Market Opportunity

The market for regulated, bank-issued stablecoins has reached a pivotal moment, with the stablecoin sector's market capitalization soaring to approximately $225 billion as of early 2025-an increase of over $100 billion in the past year alone. This growth is fueled by rising demand for RWA tokenization, yield-generating digital assets, global remittances, and institutional adoption.

Fire Labs' stablecoin launch is positioned to become the first bank-issued, regulated digital dollar, addressing all of these trends with an enterprise-ready foundation.

DeFi Technologies' Ecosystem: Enabling Global Scale

DeFi Technologies' business lines will provide full-stack support and scale for the joint venture:

•	Valour: Will lead distribution via its regulated ETP platform, broadening access to stablecoin and yield-token products.
•	Stillman Digital: Will provide seamless fiat on/off ramps, bridging traditional and blockchain-based assets.
•	DeFi Alpha: The Company's proprietary trading desk will leverage the stablecoin and yield token for arbitrage and yield strategies.

Strategic Partnership and Technological Integration

To support rollout and adoption, Fire Labs has formed a key partnership with major global cryptocurrency exchange Kraken:

Founded in 2011, Kraken is one of the most established and trusted cryptocurrency platforms globally. With over 10 million clients in 190+ countries, Kraken offers access to more than 200 digital assets and supports six fiat currencies, including USD, EUR, and GBP. Its regulated, institutional-grade infrastructure makes it a preferred partner for enterprises, governments, and financial institutions entering the digital asset space.

•	Kraken Partnership: Fire Labs will integrate with Kraken Embed, Kraken's modular crypto infrastructure solution that enables platforms and institutions to offer seamless digital asset services within their own applications. Kraken Embed allows users to buy, sell, and custody crypto assets without leaving the host platform - leveraging Kraken's secure, regulated backend while maintaining a fully branded user experience. This integration brings institutional-grade trading and custody infrastructure directly into Fire Labs' stablecoin ecosystem.

Executive Commentary

Olivier Roussy Newton, CEO of DeFi Technologies, commented:
"This joint venture with Fire Labs positions DeFi Technologies at the forefront of the stablecoin and RWA revolution. Partnership and integration with one of the leading and largest exchanges, Kraken, validates the go-to-market and technology.  As market volatility drives investors toward secure, yield-bearing digital assets, this partnership unlocks significant opportunities for our clients and subsidiaries."

Adrian Kennedy, CEO of Fire Labs, added:
"DeFi Technologies' expertise across traditional and decentralized finance is instrumental in our mission to deliver secure, compliant, and accessible financial products to institutions worldwide."

Transaction Details

Fire Labs Joint Venture
DeFi Technologies has partnered with Fire Labs, Inc. through a foundational equity stake and joint venture focused on launching the industry's first fully regulated, bank-issued stablecoin and a yield token. Commercial terms of the joint venture remain confidential.

AFT Media Investment (via CH Technical Solutions SA)
In connection with the Transaction, the Company issued 1,607,717 common shares of the Company (the "Payment Shares"), to CH Technical, in exchange for 19.5% of the capital of CH Technical (the "Acquisition"). No finder fees were paid in connection with the Transaction. Closing of the Acquisition is subject to the acceptance of Cboe Canada Exchange.

Mr. Chase Ergen, was formerly a beneficial owner of CH Technical at the time of execution of the definitive documents effecting the Transaction. The issuance of the Payment Shares to CH Technical constituted a "related party transaction" within Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") at such time. The Company is relying on the exemptions from the valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 as the value of the issuance of such Payment Shares does not exceed 25% of the Company's market capitalization. As of closing of the Transaction, Mr. Ergen did not hold any interest in CH Technical.

About Fire Labs
Fire Labs delivers a unified, cloud-native platform that enables embedded bank-like accounts, payment cards, cross-border payments, digital wallets and tokenized assets. Built from the ground up with compliance in mind, our AI-enabled stack combines real-time payment rails with blockchain technology and risk analytics so money moves quickly, securely, and transparently. Learn more at https://firelabs.cx/

About Kraken
Founded in 2011, Kraken is one of the world's longest-standing and most secure cryptocurrency platforms. Trusted by over 10 million clients globally, Kraken offers access to more than 200 digital assets and supports six national currencies, including USD, EUR, and GBP. The company provides a comprehensive suite of services, including spot and futures trading, staking, and custodial solutions, catering to both retail and institutional investors. Kraken is committed to accelerating the global adoption of cryptocurrencies by delivering innovative products and maintaining the highest standards of security and compliance. For more information please visit https://www.kraken.com/

About AFT Media
AFT Media is a pioneering media and investment company that bridges the gap between Decentralized Finance (DeFi) and media innovation. By leveraging cutting-edge blockchain technology, AI-driven financial insights, and tokenized engagement models, AFT Media creates a trustless, transparent, and financially incentivized ecosystem for both investors and content consumers. For more information please visit https://www.americanfirstmedia.com/

About DeFi Technologies
DeFi Technologies Inc. (Nasdaq: DEFT) (CBOE CA: DEFI) (GR: R9B) is a financial technology company bridging the gap between traditional capital markets and decentralized finance ("DeFi"). As the first Nasdaq-listed digital asset manager of its kind, DeFi Technologies offers equity investors diversified exposure to the broader decentralized economy through its integrated and scalable business model. This includes Valour, which offers access to over sixty-five of the world's most innovative digital assets via regulated ETPs; Stillman Digital, a digital asset prime brokerage focused on institutional-grade execution and custody; Reflexivity Research, which provides leading research into the digital asset space; Neuronomics, which develops quantitative trading strategies and infrastructure; and DeFi Alpha, the company's internal arbitrage and trading business line. With deep expertise across capital markets and emerging technologies, DeFi Technologies is building the institutional gateway to the future of finance. Follow DeFi Technologies on LinkedIn and X/Twitter, and for more details, visit https://defi.tech/

DeFi Technologies Subsidiaries

About Valour
Valour Inc. and Valour Digital Securities Limited (together, "Valour") issues exchange traded products ("ETPs") that enable retail and institutional investors to access digital assets in a simple and secure way via their traditional bank account. Valour is part of the asset management business line of DeFi Technologies. For more information about Valour, to subscribe, or to receive updates, visit valour.com.

About Reflexivity Research
Reflexivity Research LLC is a leading research firm specializing in the creation of high-quality, in-depth research reports for the bitcoin and digital asset industry, empowering investors with valuable insights. For more information please visit https://www.reflexivityresearch.com/

About Stillman Digital
Stillman Digital is a leading digital asset liquidity provider that offers limitless liquidity solutions for businesses, focusing on industry-leading trade execution, settlement, and technology. For more information, please visit https://www.stillmandigital.com

About Neuronomics AG
Neuronomics AG is a Swiss asset management firm specializing in AI-powered quantitative trading strategies. By integrating artificial intelligence, computational neuroscience and quantitative finance, Neuronomics delivers cutting-edge solutions that drive superior risk-adjusted performance in financial markets. For more information please visit https://www.neuronomics.com/

Cautionary note regarding forward-looking information:
This press release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the joint venture with Fire Labs and AFT; development of a stablecoin and features thereof; integration with Kraken Embed; the growth of the RWA sector; the Acquisition;  the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited to the  growth and development of decentralized finance  and the digital asset sector; rules and regulations with respect to decentralized finance and digital assets; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

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SOURCE DeFi Technologies Inc.

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%CIK: 0001888274

For further information: For further information, please contact: Olivier Roussy Newton, Chief Executive Officer, ir@defi.tech, (323) 537-7681

CO: DeFi Technologies Inc.

CNW 07:30e 20-MAY-25